UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 2, 2023

World Wrestling Entertainment, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-16131	04-2693383
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

1241 East Main Street, Stamford, CT	06902
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (203) 352-8600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.01 per share	WWE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Transaction Agreement

On April 2, 2023, World Wrestling Entertainment, Inc., a Delaware corporation (the “Company” or “WWE”), entered into a Transaction Agreement (the “Transaction Agreement”), by and among the Company, Endeavor Group Holdings, Inc., a Delaware corporation (“EDR”), Endeavor Operating Company, LLC, a Delaware limited liability company and subsidiary of EDR (“EDR OpCo”), Zuffa Parent, LLC, a Delaware limited liability company and a subsidiary of EDR (“HoldCo”), World Wrestling Entertainment, Inc., a Delaware corporation (“WWE”), New Whale Inc., a Delaware corporation and a wholly owned subsidiary of WWE (“New PubCo”), and Whale Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of New PubCo (“Merger Sub”), pursuant to which, among other things, WWE and EDR agreed to combine the businesses of WWE and HoldCo, which owns and operates the Ultimate Fighting Championship (“UFC”). All defined terms used in this summary of the Transaction Agreement that are not otherwise defined herein, have the meanings ascribed to such terms in the Transaction Agreement.

Pursuant to the Transaction Agreement, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, (i) WWE will undertake certain internal restructuring steps as further described in the Transaction Agreement (collectively, the “Pre-Closing Reorganization”); (ii) following the Pre-Closing Reorganization, Merger Sub will merge with and into WWE (the “Merger”), with WWE surviving the Merger (the “Surviving Entity”) and becoming a direct wholly owned subsidiary of New PubCo – as a result of the Merger (x) each outstanding share of WWE’s Class A common stock, par value $0.01 per share (the “WWE Class A Common Stock”) and (y) each outstanding share of WWE’s Class B common stock, par value $0.01 per share (the “WWE Class B Common Stock,” and together with the WWE Class A Common Stock, the “WWE Common Stock”) that is outstanding immediately prior to the effective time of the Merger (the “Effective Time”), but excluding any Cancelled WWE Shares, will, in each case, be converted automatically into the right to receive one share of New PubCo Class A common stock, par value $0.00001 per share (the “New PubCo Class A Common Stock”); (iii) immediately following the Merger, New PubCo will cause the Surviving Entity to be converted into a Delaware limited liability company (“WWE LLC”) and New PubCo will become the sole managing member of WWE LLC (the “Conversion”); and (iv) following the Conversion, New PubCo will (x) contribute all of the equity interests of WWE LLC to HoldCo in exchange for 49% of the membership interests in HoldCo on a fully-diluted basis (as further described in the Transaction Agreement), and (y) issue to EDR OpCo and certain other existing owners of HoldCo equity a number of shares of New PubCo Class B common stock, par value $0.00001 per share (the “New PubCo Class B Common Stock”) representing, in the aggregate, 51% of the total voting power of New PubCo stock on a fully-diluted basis, in exchange for a payment equal to the par value of such New PubCo Class B Common Stock, in each case of the foregoing clauses (i) through (iv), on the terms and subject to the conditions set forth in the Transaction Agreement (the transactions described in the foregoing, collectively, the “Transactions”).

At the Effective Time, (i) each award of WWE Restricted Stock Units (including, for the avoidance of doubt, any dividend equivalent rights granted with respect to each award of WWE Restricted Stock Unit) outstanding immediately prior to the Effective Time will be converted into an award of restricted stock units, on the same terms and conditions as were applicable under the award WWE Restricted Stock Units immediately prior to the Effective Time (including any provisions for acceleration), with respect to a number of shares of New PubCo Class A Common Stock equal to the number of shares of WWE Class A Common Stock subject to such award of WWE Restricted Stock Units, and (ii) each award of WWE Performance Stock Units (each, a “PSU”) (including, for the avoidance of doubt, any dividend equivalent rights granted with respect to each award of the WWE Performance Stock Units) outstanding immediately prior to the Effective Time will be converted into an award of performance stock units, on the same terms and conditions as were applicable under the award of WWE Performance Stock Units immediately prior to the Effective Time (including any provisions for acceleration), with respect to a number of shares of New PubCo Class A Common Stock equal to the number of shares of WWE Class A Common Stock subject to such award of WWE Performance Stock Units; provided, however, that the applicable performance-vesting conditions will be equitably adjusted, including prior to the Closing by the WWE Compensation Committee, to take into account the effects, if any, of the Merger and the Conversion.

Pursuant to the Transaction Agreement, WWE agreed to use its reasonable best efforts to cause the New PubCo Class A Common Stock to be registered pursuant to Section 12(b) of the Exchange Act and approved for listing on the New York Stock Exchange, subject to official notice of issuance, and have reserved the ticker “TKO.” Upon

Closing, among other things, EDR and its subsidiaries and certain other existing owners of HoldCo equity will own collectively 51% of the fully-diluted voting power of New PubCo and 51% of the fully-diluted economic ownership in HoldCo, with stockholders of WWE effectively owning 49% of the fully-diluted economic ownership in HoldCo, 49% of the fully-diluted voting ownership of New PubCo and 100% of the fully-diluted economic ownership of New PubCo.

New PubCo Board of Directors and Leadership Team

New PubCo is expected to be led by Ariel Emanuel (Chief Executive Officer), who is expected to also continue in his role as Chief Executive Officer of EDR; Vincent K. McMahon (“the “Stockholder”), who is expected to serve as Executive Chair of the Board; Mark Shapiro (President and Chief Operating Officer), who is expected to also continue in his role as President and as Chief Operating Officer of EDR; Andrew Schleimer (Chief Financial Officer), who is expected to also continue in his role as Deputy Chief Financial Officer of EDR; and Seth Krauss (Chief Legal Officer), who is expected to also continue in his role as Chief Legal Officer of EDR. Dana White is expected to continue in his role as President of UFC, and Nick Khan is expected to serve as the President of WWE. The board of directors of New PubCo following the Closing (the “Board”) will consist of eleven (11) members who will be determined at a later date, five (5) of whom will be appointed by WWE (the “WWE-Nominated Directors”) and six (6) of whom by EDR (the “EDR-Nominated Directors”).

Representations and Warranties and Covenants

The Transaction Agreement contains customary representations, warranties and covenants of the parties thereto. From the date of the Transaction Agreement until the earlier of the Effective Time and the termination of the Transaction Agreement in accordance with its terms, the Company and EDR (in respect of HoldCo and its Subsidiaries) have each agreed to certain covenants, including covenants regarding the operation of business. WWE has also agreed to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals.

Closing Conditions

The Transactions are expected to close in the second half of 2023, subject to the satisfaction or waiver of certain customary conditions, including, among others, (i) the affirmative vote of holders with a majority of the voting power of the WWE Common Stock in favor of adopting the Transaction Agreement in the form attached to the Transaction Agreement (the “Written Consent”) (which was satisfied on April 2, 2023 upon the delivery of the Written Consent by the Stockholder); (ii) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) obtaining other applicable regulatory approvals; (iv) the absence of any order or legal requirement that enjoins, restrains or otherwise prevents the consummation of the Transactions; (v) the effectiveness of New PubCo’s registration statement on Form S-4 to be prepared and filed with the Securities and Exchange Commission by WWE, and the absence of any stop order or other proceeding that suspends or otherwise threatens such effectiveness; (vi) the registration, and the authorization for listing on the New York Stock Exchange, of New PubCo Class A Common Stock; (vii) the mailing of the information statement contemplated by Rule 14c-2 of the Exchange Act by WWE to the stockholders of WWE, and the lapse of at least 20 calendar days from the date of completion of such mailing; (viii) the consummation of the Pre-Closing Reorganization, (ix) delivery by EDR to WWE of certain required audited financial statements of HoldCo, and the operating level of operating income reflected in such financial statements to be no less than 92.5% of the operating income reflected in the HoldCo Financial Statements for the fiscal year ended December 31, 2022 (excluding the impact of stock-based compensation expense); (x) delivery by each of WWE and EDR to the other party duly executed counterparts of the applicable ancillary agreements required to be delivered at the Closing; and (xi) customary conditions regarding the accuracy of the representations and warranties and material compliance by the parties with their respective obligations under the Transaction Agreement. The consummation of the Transactions is not subject to a financing condition.

The Transaction Agreement contemplates that at the Effective Time, the certificate of incorporation and the bylaws of New PubCo will each be amended and restated, and prior to or at the Closing, EDR and New PubCo will enter into a governance agreement, pursuant to which, among other things, (i) nomination of certain directors to the Board will be decided by and/or require approval of the Stockholder and/or a majority of the WWE-Nominated Directors, subject to certain fall-away conditions, (ii) approval of the Stockholder (or vote of the majority of the WWE-Nominated Directors if the Stockholder is no longer Executive Chairman of the Board or on the Board), and certain other Board approvals, will be required for certain limited business decisions, subject to certain fall-away conditions and (iii) EDR will agree to vote in favor of the election to the Board of nominees made pursuant to the Governance Agreement in accordance with the certificate of incorporation and bylaws of New PubCo. Additionally, the Transaction Agreement also contemplates that (1) EDR, New PubCo and HoldCo will enter into an amended and restated limited liability company agreement of HoldCo at the Closing, pursuant to which, among other things, EDR will have conversion rights customary in an umbrella partnership C corporation structure to convert common units in HoldCo (along with corresponding shares of New PubCo Class B Common Stock) into Class A common shares of New PubCo stock or cash, subject to certain limitations; (2) EDR, New PubCo and the Stockholder will enter into a registration rights agreement at the Closing, pursuant to which, among other things, each of EDR and the Stockholder will be entitled to the same customary demand rights, the same customary “piggy-back” rights (subject to customary cutbacks) and right to add selling shareholders to the registration statement; (3) EDR and certain of its affiliates, on the one hand, and WWE and its subsidiaries, on the other hand, will enter into certain services agreements at the Closing, pursuant to which WWE and EDR will agree to provide each other a limited set of services following the Closing, and (4) New PubCo will adopt certain cash management policy at or following the Closing to address cash distributions received by New PubCo in excess of tax obligations, and pursuant to which New PubCo will loan excess cash to HoldCo if needed by HoldCo.

Termination

The Transaction Agreement includes customary termination provisions for both WWE and EDR, whereby the parties may terminate the Transaction Agreement (i) by mutual written consent; (ii) following a permanent legal prohibition on consummating the Transactions, (iii) if the Effective Time has not occurred on or before January 2, 2024, subject to an extension of three (3) months on up to two (2) occasions if certain regulatory approvals have not been obtained (as may be so extended, the “End Date”) and (iv) following a breach by the other party of certain representations and warranties or covenants, subject to cure rights. Additionally, pursuant to the terms of the Transaction Agreement, (x) WWE may terminate if EDR fails to deliver certain required HoldCo financial statements or satisfy the requisite operating income; and (y) EDR may terminate if the board of directors of WWE has taken any action that, among other things, adversely affects its recommendation that WWE stockholders adopt the Transaction Agreement (an “Adverse Recommendation Change”).

If EDR terminates the Transaction Agreement after the board of directors of WWE makes an Adverse Recommendation Change, WWE will be required to pay to EDR OpCo (or its designee) a termination fee of $270 million. If EDR had terminated the Transaction Agreement because the Written Consent had not been delivered within time period set forth in the Transaction Agreement, WWE would have been required to pay to EDR OpCo (or its designee) a termination fee of $90 million.

The foregoing description of the Transaction Agreement is not complete and is qualified in its entirety by reference to the Transaction Agreement, a copy of which is attached as Exhibit 2.1 to this current report and incorporated herein by reference. The Transaction Agreement and the foregoing description of such agreement have been included to provide investors and stockholders with information regarding the terms of such agreement. The assertions embodied in the representations and warranties contained in the Transaction Agreement are qualified by information in confidential disclosure schedules delivered by the parties in connection with the signing of the Transaction Agreement. Moreover, certain representations and warranties in the Transaction Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Transaction Agreement. Accordingly, the representations and warranties in the Transaction Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of WWE and EDR (or HoldCo) at the time they were made and investors should consider the information in the Transaction Agreement in conjunction with the entirety of the factual disclosure about WWE and EDR in their respective public reports filed with the Securities and Exchange Commission (“SEC”). Information concerning the subject matter of the representations and warranties may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in WWE’s or EDR’s public disclosures.

The Transaction Agreement has been attached as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other information about WWE, EDR or their respective subsidiaries and affiliates or to modify or supplement any factual disclosures WWE or EDR in their respective public reports filed with the SEC. The representations, warranties and covenants contained in the Transaction Agreement were made only for purposes of such agreement and as of specific dates, are solely for the benefit of the parties to the Transaction Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Transaction Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors or to WWE’s SEC filings. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of EDR, WWE or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in public disclosures by EDR, WWE or their respective subsidiaries or affiliates.

Concurrently with the execution of the Transaction Agreement, on April 2, 2023, EDR and the Stockholder entered into a stockholders agreement (the “Stockholder Agreement”), pursuant to which, among other things and subject to certain exceptions set forth therein, the Stockholder agreed to (i) refrain from transferring shares of his WWE Common Stock prior to the date the Stockholder Agreement is terminated in accordance with its terms; (ii) provide customary assistance in respect of any required regulatory filings and comply with the “clear skies” provision of the Transaction Agreement; and (iii) following the Closing, provide EDR with a right of first offer in respect of certain transfers of its interest in New PubCo post-Closing (subject to certain permitted transfer and fallaway rights).

In connection with the Transactions, New PubCo expects to file a registration statement on Form S-4 with the SEC, which will include an information statement of WWE and a preliminary prospectus of New PubCo in the second quarter of 2023, subject to the terms and conditions of the Transaction Agreement.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In light of their significant contributions to the Company prior to and in connection with the Transactions and to promote retention, the Company, following the approval of the WWE Compensation Committee, entered into bonus letter agreements (each a “Bonus Agreement”), dated as of April 1, 2023 and effective as of April 2, 2023, with certain executive officers including Nick Khan, the Company’s Chief Executive Officer, Frank A. Riddick III, the Company’s President & Chief Financial Officer, and Paul Levesque, the Company’s Chief Content Officer. The Bonus Agreements each provide for a cash payment (the “Bonus”) in the event a Sale Transaction (as defined in the Bonus Agreements) is consummated on or before February 28, 2024 (unless such date is extended by the Company’s Board of Directors, in its discretion) (a “Qualifying Sale Transaction”).

For Messrs. Khan and Levesque, the amount of their Bonuses is equal to $15,000,000 and $5,000,000, respectively, with 100% of such amount payable as soon as practicable following the closing date of a Qualifying Sale Transaction, subject to their continuous employment through the closing date (except as otherwise noted below). For Mr. Riddick, the amount of his Bonus is equal to $5,000,000, with 60% of such amount payable as soon as practicable following the closing date of a Qualifying Sale Transaction and 40% of such amount payable as soon as practicable following the six-month anniversary of the closing date of a Qualifying Sale Transaction, subject to his continuous employment through each such date (except as otherwise noted below). In the event any of Messrs. Khan, Riddick and Levesque is terminated by the Company without Cause or resigns for Good Reason (each as defined in the applicable Bonus Agreement) prior to the payment date(s) described above, the unpaid portion of his respective Bonus shall vest and become payable as of the date of termination.

The foregoing description of the Bonus Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Bonus Agreements for Messrs. Khan, Riddick and Levesque, copies of which will be filed as exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 and which will be incorporated by reference herein.

Item 7.01	Regulation FD Disclosure.

On April 3, 2023, WWE and EDR issued a joint press release, a copy of which is furnished herewith as Exhibit 99.1, announcing WWE’s and EDR’s entry into the Transaction Agreement and related matters. Also on April 3, 2023, in connection with the announcement of the Transactions, WWE and EDR held an investor call to discuss the Merger. This investor call included an investor presentation, which is furnished as Exhibit 99.2 hereto.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between EDR and WWE, including statements regarding the expected timetable for completing the Transactions, the ability to complete the Transactions, expected synergies, impacts and benefits of the Transactions, the expected leadership team of New PubCo, the projected financial information, future opportunities, expected cash distributions and other statements regarding New PubCo’s and WWE’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Statements that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the expected market opportunity, growth, financial performance, expected synergies and closing of the transaction. All statements other than statements of historical facts contained in this Current Report on Form 8-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this Current Report on Form 8-K are only predictions. EDR and WWE management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction will not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; EDR and WWE may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the transaction may result in the diversion of management’s time and attention to issues relating to the transaction and integration; expected synergies and operating efficiencies attributable to the transaction may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the transaction; the possibility that neither WWE nor EDR will have sufficient cash at close to distribute to shareholders (or that the amount of cash available for distribution will be less than what the parties expect); unfavorable outcome of legal proceedings that may be instituted against WWE and EDR following the announcement of the transaction; and risks inherent to the business may result in additional strategic and operational risks, which may impact New PubCo’s and WWE’s risk profiles, which each company may not be able to mitigate effectively. In addition, a number of important factors could cause the New PubCo’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors discussed in Part I, Item 1A “Risk Factors” in WWE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as any such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and WWE’s investor relations site at https://corporate.wwe.com/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, WWE undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information For Investors And Stockholders

This Current Report on Form 8-K does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the transaction, New PubCo expects to file a registration statement on Form S-4 with the SEC, which will include an information statement of WWE and a preliminary prospectus of New PubCo. After the registration statement is declared effective, WWE will mail to its stockholders a definitive information statement that will form part of the registration statement on Form S-4. This Current Report on Form 8-K is not a substitute for the information statement/prospectus or registration statement or for any other document that WWE may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF WWE ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by WWE through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WWE will be available free of charge on WWE’s website at https://corporate.wwe.com/.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1	Transaction Agreement, dated April 2, 2023, by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, Zuffa Parent, LLC, World Wrestling Entertainment, Inc., New Whale Inc., and Whale Merger Sub Inc.*
99.1	Press Release, dated April 3, 2023, issued by EDR and WWE
99.2	Investor Presentation, dated April 3, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. WWE agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WORLD WRESTLING ENTERTAINMENT, INC.

Date: April 2, 2023	By:	/s/ Maurice Edelson
Name: Maurice Edelson
Title: Executive Vice President, Chief Legal Officer